HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2020 and 2019

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and nine months ended September 30, 2020, based on information available to management as of November 5, 2020.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2020	2019	Change	2020	2019	Change
Revenues	1,894	1,584	19.6%	5,393	4,737	13.8%
Purchased power	993	737	34.7%	2,808	2,197	27.8%
Revenues, net of purchased power[1]	901	847	6.4%	2,585	2,540	1.8%
Operation, maintenance and administration (OM&A) costs	255	249	2.4%	772	762	1.3%
Depreciation, amortization and asset removal costs	218	217	0.5%	639	646	(1.1%)
Financing charges	114	118	(3.4%)	352	344	2.3%
Income tax expense (recovery)	22	14	57.1%	(812)	48	(1,792%)
Net income to common shareholder of Hydro One	290	248	16.9%	1,628	734	121.8%

Basic earnings per common share (EPS)	$2,039	$1,744	16.9%	$11,446	$5,160	121.8%
Diluted EPS	$2,039	$1,744	16.9%	$11,446	$5,160	121.8%

Net cash from operating activities	675	636	6.1%	1,574	1,178	33.6%
Funds from operations (FFO)[1]	530	462	14.7%	1,408	1,160	21.4%

Capital investments	499	422	18.2%	1,298	1,099	18.1%
Assets placed in-service	370	423	(12.5%)	759	840	(9.6%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,831	20,954	9.0%	20,392	19,981	2.1%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,132	6,627	7.6%	20,829	20,438	1.9%

As at	September 30, 2020	December 31, 2019
Debt to capitalization ratio[2]	54.5%	56.7%
1    See section “Non-GAAP Measures” for description and reconciliation of FFO and revenues, net of purchased power.
2    Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, which include Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution) this quarter. Please see section "Other Developments" for additional information regarding the acquisition of Orillia Power and the acquisition of the business and distribution assets of Peterborough Distribution. The other segment consists of certain corporate activities, and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

For the nine months ended September 30, 2020 and 2019, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Nine months ended September 30	2020	2019
Transmission	52%	49%
Distribution	48%	51%
Other	—%	—%
As at September 30, 2020 and December 31, 2019, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2020	December 31, 2019
Transmission	54%	56%
Distribution	36%	37%
Other	10%	7%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the quarter ended September 30, 2020 of $290 million is an increase of $42 million,or 16.9%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•higher transmission revenues primarily due to higher peak demand driven by favourable weather; and
•higher distribution revenues resulting from Ontario Energy Board (OEB)-approved rates and stronger energy consumption driven by favourable weather.
•slightly higher OM&A costs primarily resulting from:
•additional other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
•costs related to COVID-19, as discussed below; partially offset by
•lower vegetation management expenditures.
•higher income tax expense primarily attributable to the following:
•higher income before taxes; partially offset by
•higher net tax deductions primarily related to tax depreciation (CCA) in excess of depreciation.
Net income attributable to common shareholder for nine months ended September 30, 2020 of $1,628 million is an increase of $894 million, or 121.8%, from the prior year. Year-to-date results were impacted by similar factors to those noted above, as well as the following:
•income tax recovery following the July 2020 decision of the Ontario Divisional Court (ODC Decision);
•the recognition of Conservation and Demand Management (CDM) revenues in the second quarter of 2020; and
•the write-off of the Lake Superior Link project in 2019; partially offset by
•the 2018 catch-up income recognized in the first quarter of 2019 following the OEB decision.
Included in the Company's results for the third quarter and nine months ended September 30, 2020 are costs incurred as a result of the COVID-19 pandemic. Total OM&A costs in the quarter of $5 million are primarily attributable to additional facility related expenditures. On a year-to-date basis, COVID-19 related OM&A expenditures of $32 million include costs associated with the temporary stand-down of the Company’s work-force and other sustainment work performed in prior quarters, and have been partially offset by the timing of work program expenditures which have been temporarily deferred.
For additional disclosure related to the impact of COVID-19 on the Company's operations for the third quarter and nine months ended September 30, 2020, please see section "Other Developments - COVID-19".

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2020	2019	Change	2020	2019	Change
Transmission	484	444	9.0%	1,343	1,247	7.7%
Distribution	1,410	1,140	23.7%	4,050	3,490	16.0%
Total revenues	1,894	1,584	19.6%	5,393	4,737	13.8%

Transmission	484	444	9.0%	1,343	1,247	7.7%
Distribution, net of purchased power[1]	417	403	3.5%	1,242	1,293	(3.9%)
Total revenues, net of purchased power[1]	901	847	6.4%	2,585	2,540	1.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,831	20,954	9.0%	20,392	19,981	2.1%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,132	6,627	7.6%	20,829	20,438	1.9%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues increased by 9.0% during the quarter ended September 30, 2020, primarily due to:
•higher average monthly Ontario 60-minute peak demand driven by favourable weather; and
•revenue related to NRLP assets placed in-service in the third quarter of 2019; partially offset by
•deferred regulatory adjustment related to asset removal costs in 2020.
The 7.7% increase in transmission revenues during the nine months ended September 30, 2020, was the result of similar factors as noted above, as well as the recognition of the 2020 transmission decision received in the second quarter, including approved rates retroactive to January 1, 2020 and the recognition of CDM revenues.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 3.5% during the quarter ended September 30, 2020 primarily due to:
•higher revenues resulting from OEB-approved rates and stronger energy consumption driven by favourable weather; as well as
•revenues related to Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; partially offset by
•lower revenues driven by the suspension of late payment charges following the onset of COVID-19.
The 3.9% decrease in distribution revenues, net of purchased power, during the nine months ended September 30, 2020 was primarily due to the 2018 catch-up income recognized in the first quarter of 2019 following the OEB decision, partially offset by similar factors to those noted above.
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission	106	100	6.0%	329	307	7.2%
Distribution	146	148	(1.4%)	437	451	(3.1%)
Other	3	1	200.0%	6	4	50.0%
	255	249	2.4%	772	762	1.3%
Transmission OM&A Costs
The 6.0% increase in transmission OM&A costs for the quarter ended September 30, 2020 was primarily due to:
•additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
•costs related to COVID-19, primarily consisting of direct expenses, including purchases of additional facility-related and cleaning supplies; partially offset by
•lower work program expenditures related to stations and lines maintenance.
The 7.2% increase in transmission OM&A costs for the nine months ended September 30, 2020 was primarily due to similar factors as noted above.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Distribution OM&A Costs
The 1.4% decrease in distribution OM&A costs for the quarter ended September 30, 2020 was primarily due to:
•lower vegetation management expenditures; partially offset by
•costs related to COVID-19, primarily consisting of direct expenses, including purchases of additional facility-related and cleaning supplies.
The 3.1% decrease in distribution OM&A costs for the nine months ended September 30, 2020 was primarily due to similar factors as noted above, as well as lower corporate support costs.
Financing Charges
The $4 million, or 3.4%, decrease in financing charges for the quarter ended September 30, 2020 was primarily attributable to a lower weighted-average long-term debt balance outstanding in the quarter.
The $8 million, or 2.3%, increase in financing charges for the nine months ended September 30, 2020 was primarily due to:
•higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the second quarter of 2019 and first quarter of 2020; partially offset by
•lower interest expense on short-term notes due to lower interest rate in the current year.
Income Tax Expense
Income tax expense was $22 million for the three months ended September 30, 2020 as compared to an expense of $14 million in the comparable period of the prior year. The Company recognized an income tax recovery of $812 million for the nine months ended September 30, 2020 compared to an income tax expense of $48 million in 2019.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined excluding temporary differences recoverable from or refundable to customers in the future.
The increase in income tax expense for the three months ended September 30, 2020 was primarily attributable to:
•higher income before taxes; partially offset by
•higher net tax deductions primarily related to CCA in excess of depreciation.
The decrease in income tax expense for the nine months ended September 30, 2020 was primarily attributable to:
•income tax recovery following the July 2020 ODC Decision; and
•higher net tax deductions primarily related to CCA in excess of depreciation; partially offset by
•lower incremental tax deductions from deferred tax asset sharing mainly due to a 2018 catch-up adjustment made in the first quarter of 2019; and
•higher income before taxes.
The Company realized an effective tax rate for the three and nine months ended September 30, 2020 of approximately 7.0% and (98.8)%, respectively, compared to approximately 5.3% and 6.1% realized in the same periods last year.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Revenues	1,894	1,660	1,839	1,705	1,584	1,403	1,750	1,480
Purchased power	993	808	1,007	914	737	653	807	741
Revenues, net of purchased power[1]	901	852	832	791	847	750	943	739
Net income (loss) to common shareholder	290	1,108	230	216	248	162	324	(685)

Basic and diluted EPS	$2,039	$7,790	$1,617	$1,519	$1,744	$1,139	$2,278	($4,816)

Earnings coverage ratio[2]	2.9	2.8	2.6	2.9	2.7	2.7	2.9	2.8
1    See section “Non-GAAP Measures” for description of revenues, net of purchased power.
2    Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission	196	294	(33.3%)	383	509	(24.8%)
Distribution	174	129	34.9%	376	331	13.6%
Total assets placed in-service	370	423	(12.5%)	759	840	(9.6%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $98 million or 33.3% in the third quarter of 2020 compared to the third quarter of 2019 primarily due to:
•substantial completion of the Niagara Reinforcement Project and investments in the Elgin transmission station in the third quarter of 2019;
•lower volume of overhead lines and component replacements in 2020; and
•higher in-servicing of investments in cyber security assets in 2019; partially offset by
•station sustainment assets placed in-service in the third quarter of 2020 (primarily at Cherrywood transmission station, Lennox transmission station, and Detweiler transmission station).
Transmission assets placed in-service decreased by $126 million or 24.8% in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to similar factors as noted above, as well as the following:
•assets placed in-service in the first half of 2019, including station sustainment investments at the Enfield transmission station, Hanmer transmission station, Palmerston transmission station, and national research council (NRC) transmission station; and
•substantial completion of the Brant transmission station development project; partially offset by
•assets placed in-service in the first half of 2020 (High-Voltage Underground Cable replacement in Toronto, Elgin transmission station refurbishment, and Kapuskasing area reinforcement project line upgrade).
The Company continues to manage the capital in-service work program and mitigate the initial impact of COVID-19. Full recovery of the work plan is expected in early 2021.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $45 million or 34.9% in the third quarter of 2020 compared to the third quarter of 2019 primarily due to the following:
•substantial completion of the Feeder Development Project at Leamington transmission station in the third quarter of 2020; and
•increased investments in the information technology projects; partially offset by
•lower volume of distribution station refurbishment work.
Distribution assets placed in-service increased by $45 million or 13.6% in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to similar factors as noted above, as well as higher volume of emergency power and storm restoration work, partially offset by lower volume of work on lines sustainment initiatives and PCB transformer replacements.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission
Sustaining	226	220	2.7%	579	602	(3.8%)
Development	52	47	10.6%	152	96	58.3%
Other	31	9	244.4%	65	26	150.0%
	309	276	12.0%	796	724	9.9%
Distribution
Sustaining	78	63	23.8%	222	173	28.3%
Development	83	71	16.9%	222	168	32.1%
Other	29	12	141.7%	58	34	70.6%
	190	146	30.1%	502	375	33.9%
Total capital investments	499	422	18.2%	1,298	1,099	18.1%
Transmission Capital Investments
Transmission capital investments increased by $33 million or 12.0% in the third quarter of 2020 compared to the third quarter of 2019. Principal impacts on the levels of capital investments included:
•higher volume of station refurbishments and replacements;
•higher investments in multi-year development projects, including investments in the new shunt reactors at the Lennox transmission station, the new Lakeshore switching station, and the Kapuskasing area reinforcement project;
•current year investment in the new Ontario grid control centre in the City of Orillia; and
•higher sustainment investments in HOSSM and B2M LP; partially offset by
•lower volume of work on customer connections; and
•lower volume of overhead line refurbishments and replacements.
Transmission capital investments increased by $72 million or 9.9% in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to similar factors as noted above, as well as higher investments in the East-West Tie Station Expansion project.
Distribution Capital Investments
Distribution capital investments increased by $44 million or 30.1% in the third quarter of 2020 compared to the third quarter of 2019. Principal impacts on the levels of capital investments included:
•current year investment in the new Ontario grid control centre in the City of Orillia; as well as
•higher investment in information technology projects;
•the new Woodstock Operation Center;
•higher investments in system capability reinforcement projects due to investments in distribution system connections and in distribution modernization initiatives;
•higher volume of lines refurbishment work;
•higher volume of storm-related asset replacements and emergency power restoration work; and
•timing of transportation and work equipment purchases.
Distribution capital investments increased by $127 million or 33.9% in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to similar factors as noted above, as well as higher volume of new customer connections, current year investments in the Customer Contact Centre Technology Modernization project, and higher spend of wood pole replacements.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at September 30, 2020:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	27	3
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	160	121
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	6
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026[3]	525[3]	23

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	116	114
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	146	142
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	86
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	146	27
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	89
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	123	67
1 The East-West Tie Station Expansion project is impacted by the construction schedule of the new East-West Tie transmission line being built by Upper Canada Transmission Inc., operating as NextBridge Infrastructure, LP (NextBridge). In September 2020, Nextbridge has advised the OEB of a delay in the in-service date of the East-West Tie transmission line to March 31, 2022. As a result of this delay, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is now expected to be placed in-service in 2022.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. As a result of the COVID-19 pandemic, the Company prioritized essential and high priority work and temporarily deferred other projects earlier in the year to ensure the safety of its field staff. See section "Other Developments - COVID-19" for additional information about the impacts of COVID-19 on Hydro One's operations during the nine months ended September 30, 2020.
The 2020 through 2022 transmission capital investment estimates differ from the prior year disclosures, reflecting the OEB's decision on Hydro One Networks' 2020-2022 rate application. See section "Regulation" for further details on the OEB's decision. The 2020 through 2024 distribution capital investments estimates have also been updated to include capital investments for the Peterborough Distribution and Orillia Power acquisitions in the third quarter of 2020. The Company is currently evaluating the impact of the delay in the in-service date of the East-West Tie transmission line that is being built by Nextbridge, and expects to file an update with the OEB in December 2020. See section "Other Developments" for information related to the acquisitions. The projections and the timing of the transmission and distribution expenditures in 2023 and 2024 are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by business segment:

(millions of dollars)	2020	2021	2022	2023	2024
Transmission	1,112	1,181	1,139	1,382	1,380
Distribution	695	676	639	741	759
Total capital investments[1]	1,807	1,857	1,778	2,123	2,139
1 Total capital investments for years 2020-2021 include $143 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by category:

(millions of dollars)	2020	2021	2022	2023	2024
Sustainment	1,153	1,210	1,268	1,550	1,557
Development	425	461	362	439	459
Other[1]	229	186	148	134	123
Total capital investments[2]	1,807	1,857	1,778	2,123	2,139
1 “Other” capital expenditures consist of special projects, such as those relating to IT.
2 Total capital investments for years 2020-2021 include $143 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Cash provided by operating activities	675	636	1,574	1,178
Cash used in financing activities	(52)	(215)	(179)	(585)
Cash used in investing activities	(623)	(402)	(1,402)	(1,066)
Increase (decrease) in cash and cash equivalents	—	19	(7)	(473)
Cash provided by operating activities
Cash from operating activities for the third quarter of 2020 increased by $39 million compared to the third quarter of 2019. The increase was impacted by various factors, including the following:
•higher earnings in the third quarter of 2020; and
•increases in net working capital attributable to payables to the Independent Electricity System Operator (IESO) as a result of higher rate protection plan settlements, partially offset by
•energy receivables resulting from higher energy revenues.
Cash from operating activities increased by $396 million during the nine months ended September 30, 2020 compared to the same period in 2019. The increase was impacted by various factors, including the following:
•changes in regulatory accounts;
•higher earnings in 2020 on a year-to-date basis; and
•increases in net working capital attributable to higher payments received from the IESO during 2020 associated with Fair Hydro Plan credits, as well as lower non-energy receivables.
Cash provided by (used in) financing activities
Sources of cash
•The Company issued $1,100 million of long-term debt in the nine months ended September 30, 2020, compared to $1,500 million long-term debt issued in the third quarter of 2019.
•The Company received proceeds of $985 million and $3,130 million from the issuance of short-term notes in the three and nine months ended September 30, 2020, respectively, compared to $520 million and $2,942 million received in the same periods last year.
Uses of cash
•The Company repaid $860 million and $3,288 million of short-term notes in the three and nine months ended September 30, 2020, respectively, compared to $599 million and $3,675 million repaid in the same periods last year.
•The Company redeemed all of its preferred shares totalling $486 million in the first quarter of 2019, compared to no similar transactions in 2020.
•The Company repaid $652 million of long-term debt in the nine months ended September 30, 2020, compared to $229 million of long-term debt repaid in the nine months ended September 30, 2019, respectively.
•In the three and nine months ended September 30, 2020, the Company made returns of stated capital totalling $154 million and $454 million, respectively, compared to returns of stated capital of $146 million and $631 million made in the same periods last year.
•Dividends paid in the nine months ended September 30, 2019 were $3 million all in the first quarter of 2019, compared to no dividends paid in the nine months ended September 30, 2020.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Cash used in investing activities
Capital expenditures were $83 million and $193 million higher in the third quarter of 2020 and year-to-date 2020, respectively. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three and nine months ended September 30, 2020 compared to prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At September 30, 2020, Hydro One had $985 million in commercial paper borrowings outstanding, compared to $1,143 million outstanding at December 31, 2019. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,300 million. At September 30, 2020 and December 31, 2019, no amounts were drawn on the Operating Credit Facilities. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At September 30, 2020, the Company had long-term debt outstanding in the principal amount of $11,934 million, which included $11,795 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $139 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2021 and 2064, and as at September 30, 2020, had a weighted-average term to maturity of approximately 15.6 years and a weighted-average coupon rate of 4.1%.
In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At September 30, 2020, $4,000 million remained available for issuance under the MTN Program prospectus. On October 9, 2020, Hydro One issued long-term debt totalling $1,200 million, resulting in $2,800 million remaining available for issuance under the MTN Program prospectus.
Compliance
At September 30, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2020 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	11,934	803	736	1,450	8,945
Long-term debt - interest payments	8,275	483	910	864	6,018
Short-term notes payable	985	985	—	—	—
Pension contributions[1]	286	78	128	80	—
Environmental and asset retirement obligations	151	34	55	33	29
Outsourcing and other agreements[2]	112	75	15	7	15
Lease obligations	85	12	23	20	30
Long-term software/meter agreement	20	14	3	3	—
Total contractual obligations	21,848	2,484	1,870	2,457	15,037

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[3]	180	176	4	—	—
Guarantees[4]	334	334	—	—	—
Total other commercial commitments	2,814	510	4	2,300	—
1 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019.
2 In October 2020, the Inergi agreement for pay operations, and for finance and accounting services was extended and now expires on December 31, 2021, resulting in an additional commitment of $12 million.
3 Letters of credit consist $171 million in letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $2 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
4 Guarantees consist of $334 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At November 5, 2020, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Class A preferred shares and Class B preferred shares. At November 5, 2020, the Company had no Class A or Class B preferred shares issued and outstanding.
REGULATION
The OEB approves both the revenue requirements and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Peterborough Distribution	n/a	Acquisition	OEB decision received
Orillia Power	n/a	Acquisition	OEB decision received

Leave to Construct
Power Downtown Toronto	n/a	Section 92	OEB decision pending[1]
1 On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	Return on Equity (ROE) Allowed (A)	Rate Base Allowed (A)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2020	8.52% (A)	$12,360 million (A)	Approved in April 2020	Approved in July 2020[1]
	2021	8.52% (A)	$12,927 million (A)	Approved in April 2020	Filed in September 2020
	2022	8.52% (A)	$13,641 million (A)	Approved in April 2020	To be filed in 2021

B2M LP	2020-2024	8.52% (A)	$488 million (A)	Approved in January 2020	Approved in February 2020

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in December 2019[2]

NRLP	2020-2024	8.52% (A)	$118 million (A)	Approved in April 2020	Approved in June 2020

Distribution
Hydro One Networks	2020	9.00% (A)	$8,175 million (A)	Approved in March 2019	Approved in December 2019
	2021	9.00% (A)	$8,514 million (A)	Approved in March 2019	Filed in August 2020
	2022	9.00% (A)	$8,804 million (A)	Approved in March 2019	To be filed in 2021
1 On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates.
2    In October 2016, the OEB approved the 2017-2026 revenue requirements. In December 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020.
Electricity Rates Applications
Hydro One Networks - Transmission
Deferred Tax Asset
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from Hydro One's transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million in the near term, and this range will decline over time.
Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019. On March 31, 2020, an additional submission was filed to make submissions regarding the Supreme Court of Canada’s December 2019 decision in the Canada (Minister of Citizenship and Immigration) v. Vavilov, 2019 SCC 65 case. That decision substantially revises administrative law principles.
On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it does not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB.
The OEB did not file a notice for leave to appeal the ODC Decision to the Ontario Court of Appeal by the required deadline of July 31, 2020. As such, Hydro One believes it is probable that a final decision from the OEB will be consistent with the specific guidance in the ODC Decision.
The Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the period ending June 30, 2020. The reversal of the previously recognized impaired charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. As of June 30, 2020, Hydro One recognized deferred tax sharing regulatory assets of $504 million and $673 million, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the three months ended June 30, 2020.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period. Under the procedural order, submissions will close in January 2021 and a decision is anticipated in the first half of 2021.
2020-2022 Transmission Rates
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The hearing began on October 21, 2019, and concluded on November 4, 2019. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision).
On July 16, 2020, the OEB issued its final rate order reducing the proposed capital expenditures by $400 million and approving a revenue requirement of $1,586 million, $1,657 million and $1,729 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 will continue for the remainder of 2020 in light of the COVID-19 pandemic. A future decision by the OEB will set the 2021 UTRs and determine the period over which the foregone revenue will be collected.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB rendered its decision on the 2018-2022 Distribution Application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision as noted above in “Hydro One Networks - Transmission”, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018-2022 Distribution Decision and the DTA Decision.
Hydro One Remote Communities
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement its new rates on November 1, 2020, including a rate rider for the recovery of forgone revenues resulting from postponing rate implementation in response to COVID-19. The rider, entitled Rate Rider for Recovery of COVID-19 Forgone Revenue from Postponing Rate Implementation, will be effective until April 30, 2021.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
NRLP
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020.
On February 12, 2020, all parties reached a full settlement agreement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate base value. On March 6, 2020, the settlement agreement was filed for the OEB's approval, and on April 9, 2020, the OEB approved the settlement agreement.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. A settlement agreement was reached on December 9, 2019. The settlement accepted all of B2M LP’s cost submissions, including additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the decreasing rate base value. On January 16, 2020, the OEB approved the settlement agreement, including a 2020 base revenue requirement of $33 million (updated for lower ROE and interest rates), and a revenue cap escalator index for 2021 to 2024.
MAAD Applications
Peterborough Distribution MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of Peterborough Distribution, from the City of Peterborough. See section “Other Developments” for additional information.
Orillia Power MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire Orillia Power from the City of Orillia. See section "Other Developments" for additional information.
OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company has returned to full capacity within its field operations and has experienced only one suspected case of workplace transmission, which occurred following the end of the quarter.
Additionally, the Company actively monitors guidance provided by the Province of Ontario (Province) and public health experts, while continuing to execute a gradual and staged approach to returning its employees to work. After focusing on high priority and essential work at the onset of the COVID-19 pandemic, the Company returned substantially all of its field crews to work, where it

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019 was safe to do so, in the second quarter. More recently, the Company implemented enhanced safety procedures within its office locations across the province and has reopened its offices to a small portion of its office and administrative staff. Hydro One remains focused on ensuring that its teams are equipped to operate safely as the Company continues to advance its work on capital and operating work programs that were deferred earlier in the year.
As part of the Company's continued commitment to customers, Hydro One again extended a number of the customer relief measures implemented at the onset of the pandemic to assist customers impacted by COVID-19 during the third quarter. These measures included (i) the Pandemic Relief Fund, (ii) financial assistance and increased payment flexibility, (iii) extending the Winter Relief program, and (iv) the temporary suspension of late fees.
In addition to the impacts on the Company's operations noted above, the COVID-19 pandemic had the following impact on Hydro One’s financial results for the three and nine months ended September 30, 2020:
•While electricity consumption and demand can be impacted by numerous variables, it is difficult to determine the exact impact that the COVID-19 pandemic has had on peak demand and customer consumption over these periods with any level of precision.
•The temporary deferral of operating and capital work at the onset of the COVID-19 pandemic resulted in the recognition of costs associated with the stand-down and stranded labour costs of the Company's casual workforce.
•The COVID-19 pandemic has resulted in the prolonged temporary closures of businesses across Ontario, which also impacted employment rates locally. While the Province took steps to assist in the re-opening of these businesses over the summer months, the recent onset of the second wave of the COVID-19 pandemic continues to impact residents and businesses across the province. As a result, the Company has recorded an incremental allowance for doubtful accounts as at September 30, 2020. While there have been no significant permanent losses incurred to date, management does believe that there remains increased risk associated with the ultimate collection of billed energy consumption. In accordance with OEB accounting guidance noted below, the Company has recorded a regulatory asset for the recovery of these costs in the future.
•Lost revenues associated with the ongoing customer relief efforts noted above are immaterial.
•The COVID-19 pandemic resulted in no significant impacts on the Company's critical accounting estimates and judgments.
The Company continues to track incremental costs and lost revenues related to the COVID-19 pandemic in accordance with OEB guidance. These accounts track (i) Billing and System Changes as a result of the Emergency Order Regarding Time-Of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Other Incremental Costs, (iv) Foregone Revenues from Postponing Rate Implementation, and (v) Bad Debt. As at September 30, 2020, the Company is tracking approximately $54 million in these accounts, including $14 million related to incremental bad debts. The Company has held several discussions with the OEB, industry peers and governmental agencies, and while amounts recorded in each of these accounts will be subject to a prudency review by the OEB, the Company believes that costs relating to bad debt expenses will be recovered from ratepayers at some point in the future, and as such, have been recorded as a regulatory asset.
In May 2020, the OEB commenced a consultation on the COVID-19 emergency deferral accounts to assist in its development of new accounting guidance related to the accounts. In September 2020, the OEB confirmed that they have engaged external consultants to commission certain reports that are expected to assist the OEB in the preparation and issuance of an OEB staff proposal. These reports and additional guidance from the OEB on potential next steps are expected in November 2020.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as they will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One has continued to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
The COVID-19 pandemic subjects the Company to additional risks and uncertainties. Please see section “Risk Management and Risk Factors - Infectious Disease Risk” for a discussion of the potential impacts of a pandemic such as COVID-19 on Hydro One.
Collective Agreements
The collective agreement with the Power Workers' Union (PWU) (for classifications other than Customer Service Operations (CSO)) expired on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. On July 17, 2020, Hydro One and the PWU reached tentative deals for both collective agreements. The PWU ratified the CSO and non-CSO collective agreements on September 4 and October 6, 2020, respectively. The new CSO agreement expires on September 30, 2022, and the new non-CSO collective agreement expires on March 31, 2023.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with seventeen out of the nineteen building trades. EPSCA is currently negotiating the last two collective agreements with the Labourers: one for Transmission and the other for Generation.

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. Following this transaction, Hydro One's interest in NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
Building Transit Faster Act
On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), relating to four priority transit projects in the Toronto area. The Transit Act was passed on July 8, 2020. The Transit Act poses commitments on utilities, including Hydro One, to relocate infrastructure to allow the timely construction of the transit projects. Metrolinx, the builder of the transit projects, and Hydro One must work together on a notice that agrees to the timing of when the relocation work must be completed. If Hydro One is non-compliant, Metrolinx can file an application with the Ontario Superior Court of Justice, where a judge can either order Hydro One to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. On July 8, 2020, the Ontario Energy Board Act, 1998 (OEB Act) was accordingly amended to prohibit a utility from recovering the monetary penalty in rates. On October 22, 2020, Bill 222, An Act to Amend Various Acts in Respect of Transportation-Related Matters passed first reading. Bill 222 includes amendments to the Transit Act so that the Transit Act would also apply to “any other prescribed provincial transit project” in addition to the four priority transit projects in the Toronto area.
Peterborough Distribution Acquisition
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of approximately $104 million, including the assumption of agreed upon liabilities, subject to final closing adjustments. The final closing adjustments are expected to be finalized within 120 days after completion of the acquisition and have been guaranteed by Hydro One.
Orillia Power Acquisition
On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of approximately $29 million, subject to final closing adjustments. The final closing adjustments are expected to be finalized within 120 days after completion of the acquisition.
Board of Directors and Executive Officers
On July 28, 2020, Hydro One announced that Stacey Mowbray has been appointed to its Board of Directors.
On September 1, 2020, Saylor Millitz-Lee, Executive Vice President and Chief Human Resources Officer, retired, and effective September 28, 2020, Megan Telford was appointed as the new Chief Human Resources Officer.
Following the end of the third quarter, Darlene Bradley, Chief Safety Officer, retired on November 1, 2020. Lyla Garzouzi was subsequently appointed Chief Safety Officer, effective the same date.
Sustainability Report
The Hydro One Limited 2019 Sustainability Report is available on the Company’s website at www.hydroone.com/sustainability.
NON-GAAP MEASURES
FFO, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Net cash from operating activities	675	636	1,574	1,178
Changes in non-cash balances related to operations	(144)	(173)	(163)	(9)
Preferred share dividends	—	—	—	(2)
Distributions to noncontrolling interest	(1)	(1)	(3)	(7)
FFO	530	462	1,408	1,160
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Revenues	1,894	1,660	1,839	1,705	1,584	1,403	1,750	1,480
Less: Purchased power	993	808	1,007	914	737	653	807	741
Revenues, net of purchased power	901	852	832	791	847	750	943	739

Quarter ended (millions of dollars)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Distribution revenues	1,410	1,201	1,439	1,298	1,140	1,029	1,321	1,138
Less: Purchased power	993	808	1,007	914	737	653	807	741
Distribution revenues, net of purchased power	417	393	432	384	403	376	514	397
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at September 30, 2020. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom), and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2020 and 2019:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2020	2019	2020	2019
IESO	Power purchased	560	301	1,700	1,110
	Revenues for transmission services	478	439	1,325	1,222
	Amounts related to electricity rebates	402	137	1,172	379
	Distribution revenues related to rural rate protection	61	60	181	178
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	4	5	21	28
OPG	Power purchased	1	—	4	5
	Revenues related to provision of services and supply of electricity	1	3	5	6
	Costs related to the purchase of services	—	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	3	3	7	7
Hydro One Limited	Return of stated capital	154	146	454	631
	Dividends paid	—	—	—	1
	Stock-based compensation costs	4	—	9	8
	Cost recovery for services provided	2	3	6	10
Hydro One Telecom	Services received – costs expensed	6	5	16	16
	Revenues for services provided	1	1	2	2
2587264 Ontario Inc.	Preferred shares redeemed	—	—	—	486
	Dividends paid	—	—	—	2

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer has accountability for the Company’s Enterprise Risk Management (ERM) program, which assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2019 MD&A. In addition to those risks, the Company is subject to the following additional risk:
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such an outbreak, the resultant government regulations, guidelines and actions, and related adverse changes in general economic and market conditions could impact, in particular: the Company’s operations and workforce, including its ability to complete planned operating and capital work programs within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain, which may also be adversely impacted, and which, in turn, could materially adversely impact the Company.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2020, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s derivative instruments; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the potential impact of delays on the Company’s transmission in-service additions; the potential impact of COVID-19 on the Company’s business and operations, including its impact on peak demand and electricity consumption, capital programs, supply chains, costs, allowance for doubtful accounts, foregone revenues, deferral accounts and the likelihood of recovery of certain costs in future rates; the Company’s priorities in its response to COVID-19; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset and the OEB’s treatment thereof, including expected timing for the OEB’s final decision in respect thereof and the Company’s recognition of deferred tax regulatory assets, deferred tax liabilities and net income results; Bill 222 and its expected impacts; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal controls over financial reporting and disclosure; the MTN Program; and the Company’s acquisitions and mergers, including closing adjustments payable by Hydro One in connection with its acquisitions of Orillia Power and Peterborough Distribution. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019 operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A and in the section entitled “Risk Management and Risk Factors” in the 2019 MD&A.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2020 and 2019

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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